Exhibit 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31		Year Ended December 31
	2009	2008	2008	2007	2006	2005	2004

Net (loss) earnings	$(217,437)	$195,638	$(410,579)	$(1,290,299)	$582,172	$522,854	$518,653
Federal and state income taxes	(116,976)	88,986	(263,550)	(778,616)	231,097	217,485	206,939

(Loss) Earnings before income taxes	(334,413)	284,624	(674,129)	(2,068,915)	813,269	740,339	725,592
Equity in net income (loss) of affiliates	(10,552)	(12,526)	(59,797)	416,541	(256,993)	(217,692)	(180,550)
Distributed income from equity investees	6,441	0	35,460	51,512	150,609	144,161	82,300

Net (loss) earnings	(338,524)	272,098	(698,466)	(1,600,862)	706,885	666,808	627,342

Fixed charges:
Interest	12,299	12,493	53,514	53,068	48,149	43,043	34,660
One-Third of all rentals	715	679	2,529	2,746	3,255	2,852	2,669

Fixed charges	13,014	13,172	56,043	55,814	51,404	45,895	37,329
Preferred dividends	0	0	0	0	0	0	0

Fixed charges and preferred dividends	13,014	13,172	56,043	55,814	51,404	45,895	37,329

Net (loss) earnings and fixed charges	$(325,510)	$285,270	$(642,423)	$(1,545,048)	$758,289	$712,703	$664,671

Net (loss) earnings, fixed charges and preferred dividends	$(325,510)	$285,270	$(642,423)	$(1,545,048)	$758,289	$712,703	$664,671

Ratio of net (loss) earnings and fixed charges to fixed charges (2)	(1)	21.7x	(1)	(1)	14.8x	15.5x	17.8x

Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	21.7x	(1)	(1)	14.8x	15.5x	17.8x

(1)	Earnings were not adequate to cover fixed charges in the amount of $325,510, $642,423 and $1,545,048 for the periods ending March 31, 2009, December 31, 2008 and December 31, 2007, respectively.
(2)	Interest on tax related liabilities that are non-third party indebtedness are excluded from the calculation.